Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-264063 on Form S-8 and Registration Statement No. 333-272816 on Form F-10 and to the use of our reports dated June 20, 2024 relating to the financial statements of Algoma Steel Group Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended March 31, 2024.

/s/ Deloitte LLP
Chartered Professional Accountants Licensed Public Accountants Toronto, Canada

June 20, 2024